Exhibit 21.1

Subsidiaries of Transpro, Inc.

The following sets forth a list of all the direct and indirect subsidiaries as of December 31, 2003 of Transpro, Inc., a Delaware corporation (the "Company"), and the State or other jurisdiction of incorporation or organization of each.

Name	Jurisdiction of Incorporation or Organization
G&O Manufacturing Company, Inc.	Delaware
GO/DAN Industries, Inc.	Delaware
Transpro, Inc. de Mexico, SA de C.V.	Mexico
Radiadores GDI, S.A. de C.V.(a)	Mexico
Ready Aire, Inc.	Texas

(a)	Currently an inactive subsidiary.